August 16, 2006

Christopher L. Dutton
Chief Executive Officer
Green Mountain Power Corporation
163 Acorn Lane
Colchester, VT 05446

> **Re:** **Green Mountain Power Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 9, 2006**
> **File No. 1-08291**

Dear Mr. Dutton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 19

Background of the Merger, page 19

1. Please expand your disclosure to describe any alternatives that the board considered, including the risks associated with those alternatives, as well as the option to remain independent, and explain why the board decided to approve a merger over the alternative options. Further, we note that on May 4, 2006, you entered into an exclusivity agreement with the acquiror for the period ending July 1, 2006. Please, however, to the extent applicable, disclose any other merger discussions, opportunities or alternatives with other parties that the board considered and explain the reasons why the board ultimately selected the acquiror

over the other parties. In this regard, please discuss the proposed prices per share and forms of consideration of any competing proposals.

2. We note your disclosure that on April 3, 2006, your chief executive officer, Christopher L. Dutton, suggested to the chief executive officer of the acquiror, Robert Tessier, a consideration price of the higher of $35.00 per share or a premium of 25% over the market price of your shares. We further note that on the same day, Mr. Tessier said that the acquiror would consider a maximum price of $35.00 per share. Subsequently, on May 12, 2006, the acquiror submitted a non-binding expression of interest to acquire your shares for $35.00 per share. Please expand your disclosure, however, to describe the consideration negotiations between you and the acquiror that led the board to ultimately approve the final $35.00 price per share.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Sean M. Beard, Esq.
        Hunton & Williams LLP
        Fax: (804) 788-8218